UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   Rule 14f-1

                    Report of Change in Majority of Directors
             Information Statement Pursuant to Section 14(f) of the
                        Securities Exchange Act of 1934
                           and Rule 14f-1 Thereunder

                                INTERNET VIP, INC
                (Name of Registrant as Specified in Its Charter)

Delaware                                  000-26949                 11-3500919
--------                                  ---------                 ----------
(State or Other Jurisdiction of       (Commission File No.)       (I.R.S. Employer
 of Incorporation or Organization)                                 Identification No.)


                      94 Washington Ave. Lawrence, NY 11559
              (Address of Principal Executive Offices and Zip Code)

       Registrant's telephone number, including area code: (516) 569-7595

                                 April 19, 2002

              BACKGROUND TO THE CIRCUMSTANCES OF CHANGE IN CONTROL

         This   Information   Statement  of  Internet  VIP,   Inc.,  a  Delaware
corporation (the "Company"), is being furnished in connection with an anticipated change in control of the Board of Directors of the Company (the "Board"). This change in control is to be made pursuant to a Acquisition of Assets and Change of Control Agreement dated as of April 11, 2002 (the "Agreement") among the Company, NewTech Group International, Inc. ("NewTech "). Copies of the Agreement may be examined at the principal business office of the Company at 94 Washington Avenue, Lawrence, New York 11559 between the hours of 10 a.m. and 4 p.m. every business day between the date hereof and the closing date of the transactions contemplated therein.

         To be able to complete the contemplated agreement, it is the intention of the Company to re-organize the capitalization of the Company by reverse splitting the common stock in a ratio of one new share for each twenty of the current shares. The Company will also amend its corporate charter and change its name to NewTech Brake Inc. or similar, subject to the availability of this name in the state of Delaware.

         Pursuant to the Agreement, at the closing, the Company will issue to the shareholders of NewTech approximately 45,000,000 shares of common stock which shall constitute approximately 95% of the number of Common Shares to be outstanding immediately following the Closing, on a fully-diluted basis, and the current business of the Company will be spun-off to a newly formed wholly-owned subsidiary of the Company ("Newco"), all of the equity of which will be transferred to the current stockholders of the Company.

         The steps that will be taken to complete these transactions, all of which will take place simultaneously, are (1) except for an obligation to repay outstanding debts not to exceed $200,000 -- which obligations will be retained and satisfied by the Company at the closing of the transactions contemplated by the Agreement (the "Closing") -- the Company will transfer to Newco all of the assets and liabilities of the Company; (2) the Company will transfer all of the Common Shares of Newco to the then-current stockholders of the Company as part of a tax-free reorganization; (3) NewTech will transfer all of their interests in certain patents, licenses and rights to certain automotive and electronics technologies (the "Newco Interests") to the Company; (4) in consideration for its receipt of all of the Newco Interests, the Company will issue to NewTech approximately 95% of the then-outstanding Common Shares of the Company, calculated on a fully-diluted basis, and (5) the Company will implement a reverse split in the ratio of 20:1, i.e., each shareholder of the Company will have their shares reduced from 20 to 1 so that a shareholder which currently owns 100 shares will only own five shares after implementation of the reverse split. The Closing of these transactions, which will take place after compliance with the federal securities laws, is anticipated to occur on or before June 1, 2002. The date on which the Closing shall take place is referred to herein as the "Closing Date". After the Closing, Newco expects to continue the present business operations of the Company at the Company's current business location, using the Company's corporate name and logo, and the present public company, approximately 95% of the Common Shares of which will then be owned by NewTech, will change its corporate name and its trading symbol.

         Pursuant to the Agreement, NewTech has the right to designate a majority of the Board of Directors of the Company effective ten days after this Information Statement is mailed to shareholders ("the NewTech Designees"). In the event the transaction between the Company and NewTech does not close, the newly appointed NewTech Designees to the Company's board will promptly resign.

         No action is required by the stockholders of the Company in connection with the designation of the new members of the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in the majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

         The information contained in this Information Statement concerning NewTech, and the NewTech Designees has been furnished to the Company by NewTech, and the Company assumes no responsibility for the accuracy or completeness of such information.

         The Company's primary business is providing long distance services between Eastern European countries and the rest of the world. After nearly three years of building and developing this network and the expenditure of over two million dollars, the Company still has only minimal revenues and has not as yet reached profitability. Given the intensive competition in the telecom business the future is not as promising as when the Company initially undertook this project. Therefore, the Board of Directors decided to seek out other ventures in addition to its telecom business. NewTech is an accomplished research and development company that has developed various technologies related to automotive, heavy vehicles, trucks, busses, trailers and electronics industry, and is the owner of patents, licenses and rights to these technologies. As NewTech seeks to commercialize and market products produced from these technologies, it is the intention of the new Board to enter into an agreement that will sell and transfer worldwide rights to some of these technologies to the Company.

Voting Securities

         The Company's Common Stock is the only class of voting securities of the Company entitled to vote for the election of directors. Each share is entitled to one vote. As of April 10, 2002, there were 45,822,337 shares outstanding. The Board currently consists of three members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                             THE BOARD OF DIRECTORS
              RIGHT TO DESIGNATE DIRECTORS; THE NEWTECH DESIGNEES

         To the best knowledge of the Company, none of the NewTech Designees owns any equity securities of the Company. It is expected that the NewTech
Designees will assume office ten days following the distribution of this information statement to the Company's stockholders, and that, upon assuming office, the NewTech Designees will thereafter constitute at least five-sixths of the Board.

         Biographical information concerning each of the NewTech Designees and the current directors and executive officers of the Company is presented below.

         With respect to the NewTech Designees, the following information was furnished to the Company by NewTech, setting forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who have been designated by NewTech as NewTech Designees. If necessary, NewTech may choose additional or other NewTech Designees, subject to the requirements of Rule 14f-1. The address for each of the NewTech Designees is c/o NewTech Group International Inc., 779 Industrial Boulevard, Blainville, Quebec J7C 3V3.

Yvon Rancourt, Chairman/Director  Age 56

Mr. Yvon Rancourt is Chairman of the Board and Chief Operating Officer of NewTech Group International ("NewTech"), is the inventor of the NewTech Full Contact Disc Brake and one of the founders and the principal patent holders at NewTech. NewTech was created in 1989. From 1976 to 1991, he served as Director of Mined Material Fabrication at Compania Minera Ucalali S.A. From 1974 to 1976, he was managing director at Les Manufacturiers de Precision de Beauce Inc., a manufacturer of truck trailer axles. From 1973 to 1974, he was Director of Production for Snow Jet, a manufacturer of snowmobiles. In 1966, he founded Beauce Machine Shop, and held the position of Managing Director until 1973. Yvon is the brother of Claude Rancourt.

Claude Rancourt, Director Age 53

Mr. Claude Rancourt is Director of Legal affairs of NewTech Group International Inc., is a notary (L.L.L. 1971, D.D.N. 1972, Sherbrooke University, Quebec). He was in private practice as a notary from 1976 to 2000, and from 1972 to 1974, specializing in the fields of Real Estate and Corporate Law. From 1974 to 1976, he was a Director at Les Manufacturiers de Precision de Beauce Inc. He is one of the founders of NewTech and the brother of Yvon Rancourt.

Denis Gamache, Director Age 51

Mr. Gamache is a graduate in management and marketing from Laval University. After marketing positions with Travelers and Xerox of Canada, he founded and became president of Les contenants sanitaires C.S. inc., a fabricator of waste management equipment. Subsequently he founded and managed Corporation financiere HDJM inc, (Rental of waste management equipment), Centre regional de recuperation C.S. (Sorting of recyclable materials for Quebec city) and Recuperation C.S. inc. (collection of waste and recyclable materials). After selling his interest in the above companies, he helped the new owners complete a number of acquisitions, including that of Services Sanitaires Leclerc inc, owner of a landfill in St-Tite-des-Caps. Mr. Gamache is co-founder and member of the board of Convoyeurs B.M.W. inc (Conveyors) and L.P.M. Technologies inc. (Polymers and other products used for paper and cardboard production). He is also the founder and president of Clicgolf.com an Internet based reservation system and shareholder and administrator of Institut Athena formation inc., a company that provides office productivity and multimedia training. A shareholder of NewTech since October 2000, he was named to the management committee of that company in February 2002.

Gilbert Lasnier, Director  Age 45

Mr. Lasnier is a graduate from Laval University with a degree in Geodesics. After working for the government in Geodesic Services, Hydro Quebec, Domtar and Nepcon Inc, he founded and became president of Sigrafix Inc. Sigrafix was a Geographic Information Systems (GIS) company engaged in implementation of cartographic software. Presently he works as a GIS Analyst for the International Civil Aviation Organization (ICAO) in Montreal, Quebec.

Marc-Antoine Gratton, Director  Age 49

Mr. Gratton is Vice President and Comptroller of Optron Inc., a Canadian based Company specializing in the sales rentals and maintenance of Geodetic Instruments and in lasers for industry and construction. From 1974 to 1985 he was a logistics consultant with several large companies including Bell Canada International, Cartier Engineering BGCheco International and J.F. Pritchard & Sons International. During that period he worked on a number of overseas projects, including the West-African Panaftel telecommunications implementation, the Andekaleka Hydroelectric Development Project in Madagascar and a large telecommunications project in Zaire. He also worked on the Reza Shah Kabir Hydroelectric development project in Iran and as administrator of the Hassi R'Mel (Algeria), training center, site of a major natural gas plant. Mr. Gratton has been a shareholder of NewTech since 1995.

Directors,  Executive  Officers,  Promotes and Control Persons;  Compliance with
Section 16(a) of the Exchange Act.

The following lists the Company's current directors and related information. Directors serve for one year terms and until their successors are elected and assume office.

Name                    Age         Position

Dr. Ilya Gerol          61          Chairman

Jack Ehrenhaus          53          President and Director

Derek Labell            41          Vice-President, Sales (N. America)

Viatcheslav Makarov     46          Secretary, Treasurer and Director

Dr. Ilya Gerol:  Chairman

Dr. Ilya Gerol is an expert in communications with over 28 years of experience. A Canadian of Russian descent, Dr. Gerol is Chairman of the Board of Directors. He has consulted to the Economic Council of Canada, and has researched and analyzed international information and economic trends, specializing in energy, communications, and the world economy. From 1991 to 1994 he was a consultant on Eastern Europe and Commonwealth of Independent States to Economic Counsel of Canada for Amberoute International Group. From 1994 to 1997 Dr. Gerol was Editor-in Chief and Vice President - International, of the newsletter D.A. & G. Information and Analysis, a publication covering economic and political news from Russia and Eastern Europe. Dr. Gerol has been on staff and/or visiting professor for over 14 universities throughout to world including State University of Winnipeg, University of British Columbia, Moscow State University, Hebrew University and others.

Jack Ehrenhaus, President and Director

Mr. Ehrenhaus became the President and a Director of the Company in December, 2001. Mr. Ehrenhaus has been employed by Nais Corp., a shareholder of the Company since 1990. Nais Corp. is an investment banker. Prior thereto, Mr. Ehrenhaus acted as a consultant providing investment banking services for at least twenty years.

Derek Labell: Vice-President and Director of Sales and Marketing (North America)

Mr. Labell is Vice-President and Director of Sales and Marketing (North America) and comes to the Company with over 20 years experience in sales, marketing and management. Mr. Labell has an in-depth knowledge of he North American telecommunications long distance telephone card market, including card marketing, applications, production, distribution, franchising and card application platforms. From 1995 to 1997, Mr. Labell provided consulting services to Monit International Inc. (a privately held Montreal Real Estate company owning and managing more than sixty properties throughout Eastern Canada and United States) on leasing and tenant improvement construction issues. From 1997 to present he has been the director of leasing for Tidan, a privately held Montreal Real Estate company owning and managing more than fifty properties throughout Eastern Canada and United States. Mr. Labell was President of the Company from June 15, 1999 to February 29, 2000.

Viatcheslav Makarov:  Secretary, Treasurer and Director

Mr. Makarov has been the Secretary and Treasurer since February 1, 2001, and prior thereto he was the Vice President and Director of Sales and Marketing (Russia). Mr. Makarov was trained as an engineer and his initial career was as an avionics scientist in the former Soviet Union. From 1989 through 1995, he was the chief representative of Volvo (automotive) in Russia and, as well, worked as a member of Renault bureau in Moscow. In 1996, Mr. Makarov moved to Canada where he established and currently operates, the Interservice Group, a group of companies  that  consult to U.S.,  Canadian  and  European  business  circles on financial and industrial development within Eastern European and C.I.S. countries utilizing the many contracts and connections that he has cultivated in the last ten years in both the Russian government and industry.

Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16 (a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and beneficial owners of more than ten percent of any class of Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and beneficial owners of more than ten percent are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. During the fiscal year ending February 28, 2002, all of the officers, directors and 10% stockholders did not fail to make any filings, except that Mr. Gerol did not file one Form 4 regarding the purchase and sale of stock and Mr. Ehrenhaus did not file a Form 3.

Security Ownership of Certain Beneficial Owners & Management

         The following table sets forth the information as of April 10, 2002 regarding the beneficial ownership of the Company's Common Stock, $.0001 par value, as of the date hereof and after the Offering by (i) each person known by the Company to own beneficially more than five percent of the Company's outstanding shares of Common Stock, (ii) each director and executive officer of the Company who owns shares and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares of Common Stock are owned by the individual named as sole record and beneficial owner with exclusive power to vote and dispose of such shares.

Class             Name and Address of Owner      Amount of Shares   % of Class

Common Stock      Ilya Gerol (1)                   3,008,266           6.56
Common Stock      Viatscheslav Makarov (1)         3,008,266           6.56
Common Stock      Derek Labell (1)                 2,809,266           6.13
Common Stock      Israel Worm
                  1 Rechov Shalom Jerusalem Israel 3,450,500           7.53

Executives Officers and Directors
as a Group(3 persons)                              8,825,798          19.25

--------------------------------------------------------------------------------
(1) Uses Company's address

Executive Compensation

(a) General

         Commencing on March 1, 2000, the Company agreed to pay Dr. Gerol and Mr. Makarov an annual salary of $72,000 USD each.

         Commencing May 1, 2000, Mr. Richer's salary was $90,000 USD per annum. From May 1, 2000 to February 28, 2001, Mr. Richer earned $75,000 of the annual $90,000 in salaries. Mr. Richer also received 100,000 shares of the Company's common stock at $.0001 as part of his employment contract. Mr. Richer's contract also grants him options to purchase annually 100,000 shares of the Company's common stock at a price of $0.05 while his employment contract is in effect. Mr. Richer's employment contract also allows a car allowance of approximately $4,000 USD annually. As at May 1, 2001, Mr. Richer indicated that he would not renew his contract, but remain as interim President on a month to month basis, as the Company searches for a replacement. Mr. Richer left the Company on May 1, 2001.

         Mr. Ehrenhaus, the Company's president since December, 2001, does not currently receive any salary or benefits from the Company. As disclosed in other of the Company's public filings, Nais Corp. has a consulting contract with the Company. The amount owed by the Company to Nais Corp. under this agreement is currently in dispute.

(b) Summary Compensation Table

                           SUMMARY COMPENSATION TABLE

Name and                                                              Other             Long-term
Principal Position         Year            Salary      Bonus       Compensation     Compensation:Options
------------------         ----            ------      -----       ------------     --------------------

Dr. Ilya Gerol               2000           12,000       0               0                   0
Chairman & Chief             2001(1)        65,000       0
Executive Officer

Christian Richer             2001(2)        90,000       0           $100,000(3)          100,000
President & CEO


(1) CEO from March 1, 2000 (start of fiscal year) through April 30, 2000.
(2) Covers the fiscal year period from May 1, 2000 (date of hire) to February 28, 2001.
(3) Consists of 100,000 shares of common stock. Does not include a $4,000 car allowance.

(c) Option/SAR Grants Table

                      Option/SAR Grants in Last Fiscal Year

                                Individual Grants
--------------------------------------------------------------------------------


                         Number of
                         Securities          % of Total
                         Underlying          Options/SARs
                         Options/            Granted to
                         SARs                Employees in     Exercise or Base        Market      Expiration
Name                     Granted (#)         Fiscal Year      Price ($/Sh)            Price       Date
-------------------------------------------------------------------------------------------------------------------

CEO - C. Richer          100,000                100%              $0.05               $1.00       March 31, 2001


These options were exercised on March 30, 2001.

(d) Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

         None

(e) Long-Term Incentive Plans - Awards in Last Fiscal Year

         None

(f) Compensation of Directors

         No Director receives any compensation for his service as a Director

(g) Employment contracts and termination of employment and change-in-control arrangements.

         On April 28, 2000 the Company entered into a one-year employment agreement with its CEO, Mr. Christian Richer. The agreement was effective May 1, 2000 through April 30, 2001 and was automatically renewable unless either party gives notice to terminate within 60 days of the expiration date (April 30). The contract reflects an annual salary of $90,000 USD. Mr. Richer also received 100,000 shares of the Company's common stock at $.0001 as part of his employment contract. Mr. Richer's contract also grants him options to purchase 100,000 shares of the Company's common stock on March 31 each year the agreement is in effect at a price of $0.05 per share. Mr. Richer's employment contract also allows a car allowance of approximately $4,000 USD annually. The Contract has not been renewed, and Mr. Richer is continuing to act on an interim basis until a successor is found. Mr. Richer is currently receiving $7,500 per month. Mr. Richer left the Company in May 1, 2001.

h) Report on repricing of options/SARs

         None

Certain Relationships and Related Transactions.

         By way of an assignment from VI  Interservice  Inc., an entity owned by
V. Makarov, the Company has entered into an office lease agreement for its Montreal office on September 15, 2000. The lease expires on November 30, 2002. Monthly rent amounts, which include taxes, are $1,705. Mr. Makarov is a shareholder, director and officer of Internet VIP, Inc. Prior to September 15, 2000 the Company rented office space from VI Interservice Inc. at an annual rental of $24,000 USD. The Company believes the rate was at fair market value.


                                    SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the Company has caused this Information Statement to be mailed to the holders of the Company's Common Stock, filed with the Securities and

Exchange Commission, and signed on its behalf by the undersigned, thereunto duly authorized.


                                                INTERNET VIP, INC.
                                            By: /s/Viatscheslav Makarov
                                                   Viatscheslav Makarov
Dated: April 15, 2002                              Secretary, VP, and Director